Exhibit 99.4

NICE Actimize Re-Invents Financial Crime Analytics with
Flexible Cloud-Enabled ‘Augmented Intelligence’

Combining intelligence from the market's leading financial crime experts with machine learning,
Actimize augmented intelligence transforms financial crime detection and investigation

Hoboken, NJ, May 11, 2018 – Battling today’s fast-changing financial crime patterns, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, is ushering in Augmented Intelligence for Financial Crime, a reinvented approach to analytics that combines machine intelligence with human Intelligence.

Human intelligence is deeply embedded in Financial Crime Management detection systems, supporting the investigation process to make the right decisions. Financial crime experts train analytics models with deep knowledge of fast-changing regulations and crime patterns. Meanwhile, machine learning and artificial intelligence technologies boost the effectiveness and efficiency of these human-driven systems by identifying unknown risks among massive sets of data and automating much of the investigation process. In the end, machines make intelligent recommendations based on this learning, and humans use their domain knowledge for oversight and to make the final decisions which meet regulator demands. By using augmented intelligence, NICE Actimize combines the wisdom of humans with the power of machines to provide the ultimate Financial Crime management solutions.

Augmented intelligence means fewer false positives, optimized financial crime investigations and ultimately an environment in which machines present human investigators with insights on the riskiest cases and recommendations on next steps, allowing humans to make smart decisions which can be easily documented and explained to regulators.

Leveraging cloud computing and state-of-the-art technology, NICE Actimize offers two efficient, agile and cost effective ways to develop and manage augmented intelligence analytics models:

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Consortium-based Managed Analytics: NICE Actimize’s proprietary ActimizeWatch cloud-managed analytics optimization service provides proactive monitoring and tuning of machine learning models, taking the management lifecycle off the shoulders of FSOs and placing it in the hands of NICE Actimize data financial scientists. ActimizeWatch delivers optimized and validated fine-tuned logic for financial crime management solutions.

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Do-it-Yourself Analytics: The NICE Actimize offering for DIY Analytics allows users to create their own data-driven, agile machine learning models, which can be tested and validated in the cloud and dropped into an on premise production environment. DIY Analytics provide a simple user interface, intuitive GUIs and workflows for financial crime business users, but also allows the option of using more complex scripting and advanced analytics tools for trained data scientists.

Joe Friscia, President, NICE Actimize said, “NICE Actimize’s innovation in Augmented Intelligence provides a clear path for the adoption of machine learning and artificial intelligence that makes advanced analytics accessible to all financial services organizations and explainable to regulators. As we progress on our journey to Autonomous Financial Crime Management, Augmented Intelligence will help FSO’s to more efficiently navigate evolving technology.”

For additional information on NICE Actimize’s financial crime analytics,

•	For NICE Actimize Autonomous Financial Crime Management click here.

•	For NICE Actimize ActOne click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.